

October 31, 2012

<u>Via E-mail:</u>
Mr. Chen Jinle
Chief Executive Officer
Matches, Inc.
c/o Suzhou Jinkai Textile Co., Ltd., Yongle Development Zone,
HuangjingTown
Taicang City
Jiangsu Province, China, 215427

> **Re:** **Matches, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 1-34713**

Dear Mr. Jinle:

We issued comments to you on the above captioned filing on October 2, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 14, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Michael Henderson, Staff Accountant at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have any questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director